Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

May 5, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Critical Metals Corp. Amendment No. 2 to Registration Statement on Form F-4 Filed March 29, 2023 File No. 333-268970

 Dear Mr. Levenberg:

Critical Metals Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 17, 2023, regarding our Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on March 29, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Form F-4

Unaudited Pro Forma Combined Statement of Operations, page 61

1.	We note your response to comment 3 and reissue the comment, in part. Please revise your presentation of basic and diluted profit per share for each scenario presented.

Response to Comment No. 1: The Company acknowledges the Staff’s comment and has revised the presentation of basic and diluted profit per share for each scenario presented, on page 62 of the Amended Registration Statement.

Marshall and Stevens' Opinion, page 135

2.	We note your response to prior comment 2 and your revised disclosure at page 142 that "The copy of the Marshall & Stevens opinion by its terms states that it is not for the benefit of or to be relied on by any person or entity other than the Board, although the effectiveness, if any, of this disclaimer is not in the purview of Sizzle or Pubco to advise as to its effect." Please expand your disclosure to include the substance of your discussion in the last paragraph of your response, including that the effect of such disclaimer as a matter of Delaware law will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of any such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Marshall & Stevens would have no effect on the rights and responsibilities of either Marshall & Stevens or the board of directors under the federal securities laws.

Response to Comment No. 2: The Company acknowledges the Staff’s comment, and has provided the expanded disclosure, which was referenced above in the Staff’s comment, in revised disclosure in the Amended Registration Statement, on page 145.

Material U.S. Federal Income Tax Considerations, page 171

3.	We note your response and revised disclosure in response to prior comment 1, including that "it is intended that the (i) Merger, together with other relevant portions of the transactions contemplated by the Merger Agreement, qualifies as a Section 351 Transaction and (ii) the Merger qualifies as a Section 368(a) Reorganization." Please revise to clarify that counsel will opine that the (i) Merger, together with other relevant portions of the transactions contemplated by the Merger Agreement, qualifies as a Section 351 Transaction and (ii) the Merger qualifies as a Section 368(a) Reorganization. In addition, to the extent you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure to clearly identify and articulate the opinion being rendered.

Response to Comment No. 3: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 174 and 179 of the Amended Registration Statement to indicate the opinion of counsel regarding Code Section 351, and the opinion and statements in the disclosure indicate that the conclusions set forth therein are the opinion of counsel. However, as indicated in the disclosure, because of factual uncertainties, neither the Company’s nor Sizzle’s counsel is able to opine on the applicability of Section 368. Additionally, in respect of the Staff’s comment, the Company has provided a form of opinion as Exhibit 8.1 to the Amended Registration Statement.

Mineral Resources, page 224

4.	We note your response to comment 7 and have reviewed the parameters included with your filing. Please add the hydrometallurgical recovery expected for the conversion of a 6% lithium concentrate to lithium hydroxide with your other cutoff grade economic parameters.

Response to Comment No. 4: The Company acknowledges the Staff’s comment and has revised the disclosure on page 227 of the Amended Registration Statement to include the requested information.

Exhibit 96.1 Wolfsberg

Qualified Persons Opinion on Reasonable Prospects for Economic Extraction, page E-72

5.	We note your response to comment 9 and your statement the economic viability was demonstrated for this initial assessment by a prefeasibility study completed in 2018, which may not have been compliant with S-K 1300. We partially re-issue comment 9. The economic potential for an initial assessment may be demonstrated through a discussion/demonstration of the cutoff grade calculation or by an optional cash flow analysis, but not by referencing other feasibility studies or documents. Please include a discussion/demonstration your cutoff grade calculation methodology in this section to support your assertion of economic potential for your resource estimates.

Response to Comment No. 5: The Company acknowledges the Staff’s comment and has revised the disclosure on page 71 of Exhibit 96.1 to the Amended Registration Statement based on the comment and as further discussed with the Staff via telephone. Specifically, the references to the prefeasibility study have been removed (among other changes as set forth on page 71 of Exhibit 96.1).

Exhibit 96.1 Wolfsberg Price Forecast, page E-81

6.	We note your response to comment 10, discussing the forecast prices and specifications of your salable products. Please add lithium hydroxide forecast prices and specifications to your table of salable products, as this product was the primary saleable product used to satisfy your assertion of reasonable economic prospects.

Response to Comment No. 6: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 76-77 of Exhibit 96.1 to the Amended Registration Statement based on the comment and as further discussed with the Staff via telephone.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Nahal A. Nellis, Esq., at nnellis@egsllp.com, or Matthew Gray, at mgray@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Nahal A. Nellis, Esq. Matthew Gray, Esq.
Ellenoff Grossman & Schole LLP

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